STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates LLC
December 31, 2016
With Report of
Independent Registered Public Accounting Firm

(SEC I.D. No. 8-28900)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Tiscornia **(212) 448-6065**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Christopher Tiscornia, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2016, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Tiscornia, President

Notary Public

SHARON GAUTIER LOPEZ
Notary Public - State of New York
No. 01LO6281638
Qualified in Nassau County
My Comm. Expires May 13, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2016

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Managers of Westminster Research Associates, LLC

We have audited the accompanying statement of financial condition of Westminster Research Associates, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2017

1

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	2,983,385
Cash and cash equivalents segregated for the exclusive benefits of customers and other restricted deposits		83,958,002
Receivables from brokers		22,255,676
Prepaid research, net of allowance of $1,075,266		9,188,287
Goodwill		52,928,162
Fixed and other assets, net of accumulated depreciation and amortization of $1,217,613		580,473
Total assets		$ 171,893,985

Liabilities and member's equity

Liabilities:

Due to banks	$	1,113,352
Commission management payable		83,713,384
Accrued compensation and other liabilities		2,958,409
Total liabilities		87,785,145
Member's equity		84,108,840
Total liabilities and member's equity		$ 171,893,985

The accompanying notes are an integral part of this statement of financial condition.

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Westminster Research Associates LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing research and brokerage services to U.S. institutional investors and commission recapture services to pension plan sponsor clients. The Company does not clear or settle securities trades. Revenues are primarily derived from commissions on securities transactions. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's designated self-regulatory organization.

The Company is a wholly owned subsidiary of Convergex Group, LLC ("Group"). Convergex Holdings, LLC ("Holdings") owns 99% of the membership interests in Group, while funds managed by GTCR Golder Rauner, LLC ("GTCR"), a private equity firm, owns the remaining membership interests in Group (together Holdings and Group to be referred to as Convergex). Holdings is owned by GTCR, the Bank of New York Mellon Corporation ("BNY Mellon"), management, and current and former directors and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days when purchased are considered cash and cash equivalents. As of December 31, 2016, these investments include demand deposits of $2,979,386 and money market accounts of $3,999.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents Segregated for the Exclusive Benefits of Customers and Other Restricted Deposits

Cash and cash equivalents segregated in compliance with federal regulations and other restricted deposits include cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended.

Commission Management Arrangements

Receivables from brokers consist of commissions related to Commission Management arrangements. The Company receives a gross commission from various clearing brokers which is then used to fund the commission sharing and recapture arrangements, less the portion retained as income to the Company. Accrued commission sharing and commission recapture payable are classified as commission management payable on the statement of financial condition.

A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes. Such receivables may not be evidenced by contractual obligations. Prepaid research is presented in prepaid research, net of allowance on the statement of financial condition.

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, prepaid research, and other receivables. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect the collectability in determining the allowance for doubtful accounts. Specifically for prepaid research, the Company considers the customer's financial condition and business operations as well as its historical, current, and anticipated trading activity when determining the allowance for doubtful accounts.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and fifteen years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

Fixed Assets (continued)

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use (ASC 350-40 Internal Use Software). Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from one to ten years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist in accordance with ASC 350, Intangibles — Goodwill and Other. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. The Company completed its annual qualitative evaluation of goodwill as of May 1, 2016, and determined no impairment charge was required. Subsequent to May 1, 2016, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Other Assets

Other assets consist primarily of prepaid expenses and fixed assets.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued bonuses, employee incentives, other employee benefit expenses, accrued expenses, and payables to related parties for management and technical services or expenses affiliates have paid on behalf of the Company (Note 4).

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of

2. Significant Accounting Policies (continued)

Income Taxes (continued)

record, is responsible for payment of taxes to New York City for unincorporated business tax. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, which is a limited liability company, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The effective tax rate differs from the statutory rate due to the apportioned amount of income to New York City.

Recently Issued Accounting Pronouncement

ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"), provides guidance for management to evaluate whether there is a substantial doubt about an entity's going concern and to provide related footnote disclosures. In connection with preparing the statement of financial condition for each reporting period, an entity's management should evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the statement of financial condition are issued. The adoption of this ASU did not have a material impact on the Company's statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

3. Financial Instruments (continued)

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2016, the Company owned financial instruments consisting of cash and cash equivalents which approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Cash equivalents are classified within Level 1 of the fair value hierarchy.

4. Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including Convergex, and certain other affiliated entities.

The Company provides commission management tools and payment processing services to Convergex Execution Solutions LLC ("CES"), which is a wholly owned subsidiary of Group, and to Pershing LLC ("Pershing", an indirect subsidiary of BNY Mellon). The Company collects referral fees from CES for each trade executed and an administrative fee from CES and Pershing as part of the agreements. Receivables from brokers on the statement of financial condition include $486,490 related to these transactions.

The Company receives certain management, administrative and technical services from Group and other Convergex entities. Included in accrued compensation and other liabilities on the statement of financial condition are reimbursable expenses paid by affiliates on behalf of the Company in the amount of $88,395.

The Company and several related-party entities under common control were party to an agreement with Group that permitted Group to allocate a portion of its New York City lease commitment based on the portion that each entity is permitted to use and occupy as determined by Group.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2016, the Company had net capital of $12,684,993 and its excess net capital was $12,434,993. The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

6. Deferred Compensation

Convergex provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees who meet the required 40 months of service, including the year for which the award was granted, are vested and paid at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made on the payment date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge the risk associated with changes in the amounts due to employees upon vesting, Group may purchase investments similar to the elected options. The plan had no material effect on the Company's financial position in 2016. Including the performance of the employees' investment elections to date, the Company plans to make payments related to these deferred bonus programs of $564,456 in 2017, $1,065,887 in 2018, and $663,619 in 2019. The total compensation cost related to unvested awards not expensed is $817,142 which the Company plans to recognize over the remaining vested period which is a maximum of 40 months.

7. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of Convergex. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company's retirement savings plan liability recorded in accrued compensation and other liabilities on the statement of financial condition was $12,677.

8. Off-Balance Sheet Credit Risk

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of counterparty securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. At December 31, 2016, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the statement of financial condition and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.